www.linkedin.com/in/kevin-fowler-466b774 (LinkedIn)

Top Skills

Forecasting

Financial Analysis

Process Improvement

Kevin Fowler

Experienced financial executive helping companies transform their processes, procedures and financial discipline into highly functioning teams that will support and achieve strategic growth.

Raleigh-Durham-Chapel Hill Area

Summary

Accomplished senior financial executive with a strong record of driving strategies, initiatives, and processes that generated dynamic gains in financial performance and operational efficiencies. Played a significant role in the hyper-growth phase of TransLoc - Grew from 65 employees and $6m in revenue to 200+ employees and $20m + in revenue. Expert in leveraging business planning, information technology, and financial expertise to reduce costs and improve productivities. Skilled in relationship building and negotiations with key internal and external decision-makers. Significant M&A and funding background to support growth. Strong proficiency in G-Suite, Excel, Outlook, and Word.

Driving Strong Operational & Financial Results: Boldly take on extraordinary problems, providing the financial models, robust metrics, strategies, and action plans that operational teams use to achieve great
results.

Influential Advisor To & Support For the Executive Team: Interpret and convey the "stories that the numbers tell" to provide a unique perspective and bridge the gap between finance and operations to the C-suite and other executives organization-wide.

Experience

Just Her Rideshare

Advisory Board Member / Fractional CFO

March 2024 - Present (1 year 8 months)

Charlotte, North Carolina, United States

Provide guidance and oversight of financial and funding activities.

Gateway Women's Care

Member Board of Directors
March 2024 - Present (1 year 8 months)
Raleigh, North Carolina, United States

Acting Board Member providing governance and oversight of operations. Gateway Women's Care is a faith-based, non-profit organization committed to serving women and men in the community by providing medical, educational and support services and resources related to pregnancy and sexual health.

PublicInput
3 years 11 months

VP of Finance & Operations
September 2022 - Present (3 years 2 months)
Raleigh, North Carolina, United States

Director Of Finance And Human Resources
December 2021 - October 2022 (11 months)
Raleigh-Durham-Chapel Hill Area

Vaco
Senior Financial Consultant
February 2021 - December 2021 (11 months)
Raleigh-Durham-Chapel Hill Area

Responsible for all domestic and international FP&A. Key member of Senior Leadership Team. Tasked with evaluating performance of FP&A team and overhauling financial processes that would support company's growth plans. Established processes and procedures for acquired entities. Negotiated all vendor contracts. Supported 17% pricing increase strategy with financial impact and scenarios. Forecasted cash collections and balances. Support quarterly BoD meetings.

Selected Accomplishments
• Led CAC deep dive study to identify opportunities in Marketing and Sales departments that were driven by activity-based costing. Created roadmap that would allow company to reduce CAC ratio by 50+bps.
• Led Professional Services' Gross Margin deep dive in order to identify low profit areas and create roadmap to achieve a 40% Gross Margin.
• Established company wide foreign exchange (FX) process in order to standardize all reporting and prevent performance misalignment across international markets.

TransLoc / Journey Holding Corporation

VP of Finance
April 2018 - February 2021 (2 years 11 months)
Raleigh-Durham, North Carolina Area

Maximize access, share, and profitability with stringent internal controls and financial analysis. Proactively build, inspire, motivate, and nurture relationships with cross-functional teams, including Finance, Accounting, Legal, and Business Intelligence professionals. Established Go-To-Market and pricing strategy for TransLoc's MicroTransit and Architect products. Developed integration strategy with other Ford Smart Mobility (FSM) companies throughout the Silicon Valley area. Conduct effective financial analyses as a part of identifying growth and revenue-generating opportunities.

Selected Accomplishments

Contributed to TransLoc's hyper-growth phase which doubled number of employees and quadrupled revenue. Led the transition from growth to profit strategy.
Spearheaded the integration of financial systems and processes for TransLoc into Fortune 10 Company (Ford Motor Company).
Served as a key member of the executive leadership team reporting directly to the CEO.
Described by former CEO as "force multiplier" and established myself as a key advisor.

Ford Smart Mobility, LLC
Manager, Business & Strategy
June 2016 - April 2018 (1 year 11 months)
Dearborn, MI

Reporting directly to CFO of FSM and VP, Treasurer of Ford. Collaborated with CFO and Chairman on all strategic initiatives and presentations to the board of directors and investors. Accountable for all finance activities related to Ford Smart Mobility (FSM). This includes funding, budgeting, forecasting, accounting, and cash management. Oversaw Ford's global banking relationships in Europe and South America. Negotiated credit lines and funding facilities for Ford affiliates.

Selected Accomplishments

Integrated shuttle startup company (Chariot) with Ford. Created ground-up financial processes to ensure proper financial controls and oversight.

Facilitated debt capital market fee book to ensure fair treatment of key relationship banks.
One of three original members of FSM supporting present Ford Motor Company CEO, Jim Hackett.

Ford Motor Company
Manager, Capital Strategy (Treasurer's Office)
June 2014 - June 2016 (2 years 1 month)
Dearborn

Created minimum cash targets to ensure sufficient liquidity and monitor global business units for cash balances. Consolidated and reported on restricted cash balances to Treasurer Applied U.S. Federal Reserve's downturn scenarios to stress Ford's business plan and created recovery plans. Created a shareholder distribution strategy and evaluated alternatives with key relationship banks.

Selected Accomplishments

Developed and applied ROIC and WACC metrics to ensure optimal allocation of capital.
Managed forecast reviews with Treasurer, which included FX and commodity hedging, debt, and equity.

Ford Pension Fund Investment Managers
Associate Director - Pension Asset Management
June 2011 - June 2014 (3 years 1 month)
Dearborn, MI

Directly responsible for the management of over USD 11 billion in assets for the United Kingdom (UK) and Australian pension plans. Managed sufficient liquidity as well as oversee cash operations.

Selected Accomplishments

Advised 37 UK trustees on asset strategy. Organized and led quarterly trustee meetings to present plan performance, strategy recommendations, capital market updates, and investment manager reviews.
Presented and secured approval for the Liability Driven Investment (LDI) strategy and Asset Liability Modeling study in 2011. Developed de-risking strategies for UK plans.

Ford Motor Company

6 years 6 months

Manager, Global Derivative Trading

December 2009 - June 2011 (1 year 7 months)

Dearborn, MI

• Negotiated and executed Interest Rate Swap structures and fees with counterparties which had average notional values of over $1 billion.

• Maintained positive banking relationships and expanded Ford's trading capacity by developing new relationships with potential counterparties.

• Proactive "voice of trading" with Ford's banking, funding, and risk strategy teams.

• Subject matter expert in Reval risk management system. Strong proficiencies in Excel, Outlook, and Word. Experience with Fx All, Bloomberg, GTM, PeopleSoft, Wall Street Systems, and Essbase.

Manager, Treasury Accounting

February 2008 - November 2009 (1 year 10 months)

Dearborn, MI

• Managed and supervised direct reports who were responsible for all monthly and quarterly close activities related to derivative accounting.

• Maintained high integrity level of financial data to ensure accurate corporate disclosures to the Securities and Exchange Commission and Sarbanes-Oxley compliance.

• Presented quarterly and annual financial derivative impact to senior management.

• Conducted webinar to over 90 companies on Ford's adoption of FAS 133 H15 Long Haul methodology.

• Managed and directed cross functional teams in the implementation and testing of new derivative accounting system (Reval). Led bi-weekly steering committee meetings with senior management.

Sr. Finance Analyst - Product Development

June 2006 - January 2008 (1 year 8 months)

Dearborn, MI

• Developed business case financials for new technologies, safety, and regulatory features. Analysis included all aspects of investment, revenue, and cost.

• Secured approval of new product features and technologies worth $128 million of average annual Profit Before Tax (PBT) and $87 million of investment.

• Provided Financial Planning and Analysis (FP&A) support to cross functional actives including engineering, purchasing, and marketing to ensure financial discipline.
• Developed and instructed product investment model training globally.

Sr. Finance Analyst - Asia Pacific & Africa
January 2005 - May 2006 (1 year 5 months)
Dearborn, MI

• Financial Planning and Analysis (FP&A) for monthly engineering and capital spending forecasts and actuals for Asia Pacific & Africa markets.
• Provided physical based variance explanations to senior management.
• Supported year cycle plan, business plan, and budget activities.
• Led monthly engineering finance meetings with Europe and Asia Pacific markets.

F&W Forestry Services
Project Manager
April 1998 - July 2003 (5 years 4 months)
Albany, GA / Raleigh, NC

• Managed and evaluated timber assets for clients who included investment groups, banking institutions, government agencies, and forest industry companies.
• Managed and coordinated all field personnel on large inventory projects.

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Education

Meredith College
MBA · (2003 - 2004)

Auburn University
Bachelor of Science - BS · (1992 - 1998)